MAYFAIR GOLD ADDS VP EXPLORATION AND TECHNICAL LEADERSHIP DEPTH

Toronto, Ontario, 13 May 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold”, or the “Company”) (TSXV: MFG, NYSE American: MINE) is pleased to announce the appointment of Adree DeLazzer, P.Geo as Vice President, Exploration of the Company and Jean François Métail as Vice President Mineral Resource Management.

Ms. DeLazzer is a professional geologist with 20 years of experience in mineral exploration and mine-site geology across Canada, including extensive work on gold systems in the Abitibi Greenstone Belt.

Ms. DeLazzer most recently served as Vice President, Exploration at Northern Superior Resources Inc., where she led corporate exploration strategy across a large, district-scale land position and oversaw the advancement of a multi-asset portfolio within the Chibougamau Gold Camp. During her tenure, she oversaw multi-million-dollar exploration programs and was instrumental in advancing a camp-scale consolidation strategy, including the acquisition and integration of key properties. She contributed to technical reporting, strategic planning, and corporate development initiatives, supporting the company’s growth and ultimate acquisition by IAMGOLD Corporation.

Earlier in her career, Ms. DeLazzer held senior technical roles with Kirkland Lake Gold Ltd. and Detour Gold Corporation. She led exploration programs at the Detour Lake Mine, now the largest gold mine in Canada, supporting significant resource expansion and contributing as part of the 58N discovery team Ms. DeLazzer will lead exploration activities across Mayfair’s expanded land package, including the advancement of the South Block and recently acquired Plato properties, which increased the Company’s land position by more than 65%. Exploration will focus on defining and prioritizing structurally controlled gold targets along the Destor-Porcupine Deformation Zone and advancing near-mine opportunities to support the long-term growth of the Fenn-Gib Project.

Drew Anwyll, P.Eng, CEO of Mayfair Gold, stated: “We are very pleased to welcome Adree to the Mayfair team. She brings a strong combination of technical expertise and practical experience in advancing large-scale gold systems in the Abitibi Greenstone belt. Her background in leading exploration programs, combined with her experience in camp-scale consolidation and strategic development, will be important as we continue to evaluate the broader potential of our land package. With the Fenn-Gib Project in the development stage, we are keen to grow our exploration pipeline for the future.”

Adree DeLazzer, Vice President, Exploration of Mayfair Gold, stated: “I am excited to join Mayfair at an important stage in the Company’s growth. The Fenn-Gib Project is a well-

defined asset, and the broader land package presents a compelling opportunity to evaluate additional targets along the Destor–Porcupine Deformation Zone. I look forward to working with the team on the ground to advance exploration programs focused on defining and prioritizing structurally controlled high-grade gold targets across the property.”

With Adree leading the Exploration team, she will be working closely with Jean François Métail, who will take-on the expanded scope of Vice President Mineral Resource Management at Mayfair on the Fenn-Gib project.

Drew Anwyll, P.Eng, CEO states, “Jean François was previously supporting Mayfair in a consulting role and moving into this new position we will see additional ownership to the overall geological scope on the Project.  Having worked with JF previously, I have absolute confidence in his ability to provide strategic guidance and geological oversight for the Fenn-Gib Gold Project, supporting resource modelling, and technical de-risking as the Project advances through development and into operations.”

Mr. Métail, is seasoned geo-scientist with more than 30 years of global experience in exploration, resource development, reserve strategy, and production reconciliation, including senior technical roles at Barrick Gold and Detour Gold. He brings deep expertise in resource modelling, QA/QC systems, grade control, and reserve conversion, along with a long track record of supporting major gold operations internationally.

Jean François spent 16 years at Barrick Gold, where he served as Director of Geology and Reserve Strategy within the corporate Operations Support group. His responsibilities included reserve stewardship, resource-to-reserve conversion, and establishing best practices for geological modelling, reconciliation, and QA/QC across Barrick’s global portfolio. Most recently, is work supported operations and projects in Mexico, Chile, Quebec and Ontario.

Before joining Barrick, he worked as an exploration geologist with Placer Dome, gaining foundational experience in Carlin-style and greenstone belt exploration, along with early-stage project development.

From 2012 to 2017, Jean François held senior leadership roles at Detour including Vice President, Exploration and Mineral Resources Management, where he oversaw resource growth, geological interpretation, and technical support for the Detour Lake Gold Mine. Many of the systems he put in place are still contributing to the success of Canada’s largest gold operation.

He later served as President and as Senior Technical Advisor to Blue Thunder Mining, supporting exploration strategy and project advancement in the Abitibi region in Quebec.

Jean François holds a B.Sc. from the Université de Montréal (1991) and completed a Citation Program in Geostatistics at the University of Alberta, strengthening his technical foundation in resource estimation and modelling.

About Mayfair Gold

Mayfair Gold is a Canadian development-stage gold company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The 2026 Pre-Feasibility Study (the “PFS”) outlines the potential to develop Fenn-Gib into a new Canadian gold producer, with initial development capital of C$450 million, a base-case payback period of 2.7 years, and cumulative free cash flow of US$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering, and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030.

The content of this news release has been reviewed on behalf of the Company and approved by Drew Anwyll, P.Eng., Chief Executive Officer of Mayfair, a QP as defined in NI 43-101.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of applicable United States securities legislation (collectively, “forward-looking information”). The use of the words “will” and “expected” and similar expressions is intended to identify forward-looking information. Forward-looking information in this news release includes, but is not limited to, building and operating the Fenn-Gib Project, growing the Company’s exploration pipeline, the Company’s broader land package presenting a compelling opportunity to evaluate additional targets along the Destor-Porcupine Deformation Zone, advancing exploration programs focused on defining and prioritizing structurally controlled high-grade gold targets, and all disclosure related to the PFS, including expected commencement of construction and production. Although Mayfair Gold believes that the expectations reflected in such forward-looking information is reasonable, readers are cautioned that actual results may vary from the forward-looking information. The Company has based the forward-looking information on the Company’s current expectations and assumptions about future events. This information also involves known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including the risks, uncertainties, and other factors identified in the annual information form and Form 40-F of the Company for the year ended December 31, 2025, available under the Company's profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Furthermore, the forward-looking information contained in this news release is as at the date of this news release, and Mayfair does not undertake any obligation to publicly update or revise any of this forward-looking information except as may be required by applicable securities laws.

Neither the TSX Venture Exchange (“TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Drew Anwyll, P.Eng., CEO

Mayfair Gold Corp.
489 McDougall St.

Matheson, ON P0K 1N0, Canada
+1 (855) 350-5600
info@mayfairgold.ca